SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  September 5, 2007

By:  /s/ Victor DiTommaso________________

       Victor DiTommaso, Vice President Finance

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

Results of Intertape Polymer Group Inc. Special Meeting of Shareholders

Montréal, Québec and Bradenton, Florida – September 5, 2007 – Intertape Polymer Group Inc. (NYSE, TSX: ITP) (“IPG” or the “Company”) announces that at a special meeting of its shareholders held today, Allan Cohen and Torsten A. Schermer were elected to the Board of Directors.  Immediately after the shareholders’ meeting, H. Dale McSween, the former interim Chief Executive Officer of IPG, resigned from the Board of Directors and Robert Beil was appointed to the Board to fill the vacancy.  As a result, the Board of Directors of IPG now consists of six directors (Eric E. Baker, Melbourne F. Yull, George J. Bunze, Allan Cohen, Torsten A. Schermer and Robert Beil), a majority of whom are independent within the meaning of applicable securities legislation.

A total of 35,121,127 shares were represented at the meeting in person or by proxy, representing 85.6% of the Company’s outstanding shares.

At the meeting, by a majority of almost 99%, shareholders also adopted a resolution waiving the application of IPG’s Amended and Restated Shareholder Protection Rights Plan Agreement as it relates to the purchase by three shareholders of common shares pursuant to IPG’s current rights offering.  The three shareholders are Letko, Brosseau and Associates Inc., Wells Capital Management, Inc. and Brandes Investment Partners, L.P., each of which has entered into a Standby Purchase Agreement with IPG in connection with the rights offering.

The shareholders also adopted, by a majority of 71.7%, a resolution amending IPG’s Executive Stock Option Plan, so as to set the maximum number of common shares that may be issued under the Plan at a number equal to 10% of the issued and outstanding common shares of IPG from time-to-time.  The Board of Directors of IPG proposed the amendment to the Plan in light of the number of common shares expected to be issued pursuant to IPG’s rights offering.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives, are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results and performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward looking statements include unknown risks and uncertainties, including the results of the Rights Offering by the Company and the Standby Purchase Agreements, disruption of normal management and business operations as a result of these activities, reliance on key personnel who may separate from the Company due to general attrition or due to uncertainties created by these activities, whether a new chief executive officer will be identified and appointed, and such other matters as contained in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertakes to update or alter this information at any particular time.

FOR INFORMATION CONTACT:

Melbourne F. Yull

Executive Director

Intertape Polymer Group Inc.

Tel.: 866-202-4713

E-mail:  itp@info@itape.com

Web: www.intertapepolymer.com